Hollysys Automation Enters Into an Agreement with Tongji University in Testing its Proprietary Subway Signaling System

Beijing, China – September 24, 2009 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that it has entered into a contractual agreement with the Institute of Railway and Urban Rail Transit of Tongji University, to test its proprietary subway signaling systems on the pilot line, constructed by Tongji University.

Under the three-year contract, Hollysys is committed to provide its proprietary subway signaling products to Tongji University’s pilot railway line, and entitled to conduct test runs of its proprietary subway products, including signaling systems, on this pilot line. The intended use of the 2.1 km pilot line, built by the Railway and Urban Rail Transit Institute of Shanghai Tongji University, is to accelerate China’s localization of urban transportation technologies by meeting experimental needs of trial operations for trains. This pilot line of Tongji University will eventually form a portion of the 11th line of the Shanghai Subway Network.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very pleased to cooperate with Tongji University to access its pilot railway line in testing our proprietary subway signaling systems. Commercial environment testing is a prerequisite for commercializing our proprietary signaling products. Tongji University’s utilization of our signaling products for its pilot railway line is a strong validation of Hollysys' strong brand name and recognition. We hope this working relationship will result in the further cooperation of establishing joint a R&D laboratory with Tongji University to co-develop urban transit-related automation and control technologies. By leveraging Tongji University’s academic resources and infrastructure platform, Hollysys will continue to make progress in developing and commercializing our proprietary technologies in the subway sector.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

Hollysys Automation Technologies, Ltd.	Page 2
September 24, 2009

About the Institute of Railway and Urban Rail Transit of Tongji University
The Institute of Railway and Urban Rail Transit of Tongji University, Shanghai, China, is mainly engaged in teaching and researching works in the field of equipment and facilities of railway transportation such as intercity rail, metro, LRV, and maglev vehicle, etc. It is committed to develop innovative, convenient, and environmental-friendly public transportation systems.  The focus areas of the Institute include: vehicle dynamics, vehicle safety technology, vehicle dependability technology, train breaking technology, the relationship between wheel & rail, rail track engineering, electric traction and control technology, train control and fault diagnostic technology, information transmission and display technology.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

###

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com